Amendment

SECURI      ON

15027543

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
AUG 31 2015

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SEC FILE NUMBER

8- 33438

REPORT FOR THE PERIOD BEGINNING 07/01/14   AND ENDING 06/30/15

            MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS SECURITIES CORPORATION

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BRAINTREE HILL OFFICE PARK, SUITE 105

(No. and Street)

BRAINTREE	MA	02184
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY P. CAHILL   781-535-6083

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, TIMOTHY P. CAHILL _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

COMPASS SECURITIES CORPORATION _____ , as of

JUNE 30 _____ , 20 15 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2015

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

30-Jun-15

ASSETS

Cash	$	367,420
Receivable from non-customers		17,000
Other assets		-
	$	384,420

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$	207,164

Stockholder's equity:

Common stock, no par value, authorized 15,000 shares		
100 shares issued and outstanding		3,000
Retained earnings		174,256
Total stockholder's equity		177,256
	$	384,420

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2015

Revenues:	
Commissions	$ 11,410,036
Interest and dividends	1,056
Other income	745
	11,411,837
Expenses:	
Employee compensation and benefits	357,465
Commission expense	10,388,552
Occupancy	50,400
Other expenses	587,307
	11,383,724
Income before income taxes	28,113
Provision for income taxes	9,366
Net income	$ 18,747

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

Cash flows from operating activities:	
Net income	$ 18,747
Adjustments to reconcile net income	
to net cash provided by operating activities:	-
(Increase) decrease in operating assets	
Receivable from broker-dealers and clearing organizations	0
Receivable from non-customers	0
Other Assets	
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(576,022)
Income taxes payable	0
Total adjustments	(576,022)
Net cash from operating activities	(557,275)
Cash flows from investing activities	
None	-
Cash flows used in financing activities	
None	-
Decrease in cash	(557,275)
Cash at beginning of the year	924,695
Cash at end of the year	$ 367,420
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2015

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2014	$ 3,000	$ 155,509	$ 158,509
Net income	-	18,747	18,747
Balance at June 30, 2015	$ 3,000	$ 174,256	$ 177,256

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Revenue Recognition:

The Company recognizes commission income in the year it is earned. The related commission expense is also recorded in the year it is incurred.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Income Taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its parent company, Compass Capital Corporation, (CCC). The related party charged $405,900 for these services for the fiscal year ending June 30, 2015. At June 30, 2015 the Company owed $24,607 to the related party. Since the Company is a 100% subsidiary of CCC, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 – INCOME TAXES

Income tax expense consisted of the following:

Current tax expense	
Federal	$ 5,506
State	3,860
	$ 9,366

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $175,356, which was $161,545 in excess of its required net capital of $ 13,811. The Company's net capital ratio was 1.2 to 1.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 – LITIGATION

The Company is not involved in any legal proceedings arising in the ordinary course of its business activities.

NOTE 7 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2015

NOTE 8 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2015, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 23, 2015, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

Beginning in July 2015, Compass Securities Corporation will be a wholly owned subsidiary of Compass Holding Group Inc. a Massachusetts corporation. Further, in Fiscal year 2016 the majority ownership of Compass Holding Group Inc. will be held by a new shareholder who will be part of the Compass Securities Corporation management team.

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JUNE 30, 2015

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

30-Jun-15

AGGREGATE INDEBTEDNESS:
Accounts payable and accrued expenses $ 207,164

NET CAPITAL:
Common stock $ 3,000
Retained earnings   174,256
                                                                                        177,256

ADJUSTMENTS TO NET CAPITAL:
Receivable from non-customers   (1,900)
Other assets   0

Net capital, as defined $ 175,356

NET CAPITAL REQUIREMENT $ 13,811

NET CAPITAL IN EXCESS OF REQUIREMENT $ 161,545

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   1.2 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)
Focus Report $ 159,556
Net audit adjustments   15,800
Increase in non-allowables and haircuts   -
Net capital per above $ 175,356

SCHEDULE II

COMPASS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2015

Compass Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Compass Securities Corporation

We have audited the accompanying statements of Compass Securities Corporation which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Compass Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Security Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary

information, we evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
July 23, 2015

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Compass Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2015, which were agreed to by Compass Securities Corporation and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Compass Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Compass Securities Corporation's management is responsible for Compass Securities Corporation's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
July 23, 2015

COMPASS SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2015

Payment Date	To Whom Paid	Amount
2/18/2015	SIPC	$ 4,768
7/17/2015	SIPC	$ 3,521

See report of independent auditor on SIPC assessment form.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Compass Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Compass Securities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Compass Securities Corporation claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Compass Securities Corporation stated that Compass Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Compass Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
July 23, 2015



**Compass
Securities
Corporation**

MEMBER FINRA, SIPC, MSRB

Exemption Report June 30, 2015

This letter is to state our compliance to the best knowledge and belief of the broker-dealer (Compass), with the provision of paragraph (k)2(ii) of SEC Rule 15c3-3 (the identified exemption provisions).

The exemption applies to Compass as we meet all of the following conditions:

i.   All of our customer transactions are cleared through another broker-dealer (Pershing llc courtesy of Winslow Evans & Crocker) on a fully disclosed basis. A copy of our clearing agreement has been provided.

ii. Compass promptly transmits all funds and delivers all securities received in connection with our activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Compass met the exemption provisions throughout the most recent Fiscal Year ended 6/30/15 without exception.

Timothy P. Cahill
President

L'ARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Compass Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Compass Securities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Compass Securities Corporation claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Compass Securities Corporation stated that Compass Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Compass Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
July 23, 2015



**Compass
Securities
Corporation**

MEMBER FINRA, SIPC, MSRB

Exemption Report June 30, 2015

This letter is to state our compliance to the best knowledge and belief of the broker-dealer (Compass), with the provision of paragraph (k)2(ii) of SEC Rule 15c3-3 (the identified exemption provisions).

The exemption applies to Compass as we meet all of the following conditions:

i.   All of our customer transactions are cleared through another broker-dealer (Pershing llc courtesy of Winslow Evans & Crocker) on a fully disclosed basis. A copy of our clearing agreement has been provided.

ii.   Compass promptly transmits all funds and delivers all securities received in connection with our activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Compass met the exemption provisions throughout the most recent Fiscal Year ended 6/30/15 without exception.

Timothy P. Cahill
President

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Compass Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2015, which were agreed to by Compass Securities Corporation and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Compass Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Compass Securities Corporation's management is responsible for Compass Securities Corporation's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
July 23, 2015

COMPASS SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2015

Payment Date	To Whom Paid	Amount
2/18/2015	SIPC	$ 4,768
7/17/2015	SIPC	$ 3,521

See report of independent auditor on SIPC assessment form.